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TROOP                                        JENNIFERLYNN GREGA
STEUBER                                      ASSOCIATE
PASICH                                       Direct Voice   310.728.3395
REDDICK                                      Direct Fax     310.728.2395
& TOBEY, LLP                                 E-Mail         Jlgrega@trooplaw.com





November 2, 1999



VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Renee Fried, Esq.

               Re: DVD Express, Inc.
                   Form S-1 filed April 12, 1999 (and all amendments thereto) Registration No. 333-76121

Ladies and Gentlemen:

     On behalf of DVD Express, Inc. (the "Company"), we hereby request the Commission's consent to the withdrawal of the above referenced Registration Statement of the Company filed with the Commission under the Securities Act of 1933, as amended (the "1933 Act"). As a result of market conditions, the Company has decided not to pursue registration of shares of its Common Stock at this time. The Company has informed us that it has not sold any of the securities included in the Registration Statement filed under the 1933 Act.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned.


                                            Sincerely,

                                            /s/ JenniferLynn Grega
                                            -----------------------------
                                            JenniferLynn Grega
                                            for TROOP STEUBER PASICH
                                            REDDICK & TOBEY, LLP


cc: Scott W. Alderton, Esq.
    Scott D. Galer, Esq.
    Michael J. Dubelko

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